EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the years
(in thousands, except ratio data)	January 2, 2005 to December 31, 2005	January 1, 2006 to December 30, 2006	December 31, 2006 to December 29, 2007	December 30, 2007 to January 3, 2009	January 4, 2009 to January 2, 2010

Income (loss) before income tax	$2,928	$(1,414)	$(33,959)	$(244,495)	$(31,950)
Fixed charges:
Interest expense, net (1)	$(26,797)	$(34,807)	$(37,841)	$(33,936)	$(28,808)
Interest portion of rentals (2)	(1,242)	(1,862)	(2,068)	(2,121)	(2,042)

Total fixed charges	$(28,039)	$(36,669)	$(39,909)	$(36,057)	$(30,850)
Total earnings available for payment of fixed charges	$30,967	$35,255	$5,950	$(208,438)	$(1,100)

Ratio of earnings to fixed charges	1.10	*	*	*	*

(1)	Interest expense includes amortization of deferred debt issuance costs of $2.8 million, $3.0 million, $2.8 million, $3.0 million, and $3.0 million for the years ended December 31, 2005, December 30, 2006, December 29, 2007, January 3, 2009 and January 2, 2010, respectively.
(2)	Approximately 33 percent of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases. The underlying rent amounts were $3.8 million, $5.6 million, $6.3 million, $6.4 million, and $6.2 million, for the years ended December 31, 2005, December 30, 2006, December 29, 2007, January 3, 2009 and January 2, 2010, respectively.
*	Earnings are inadequate to cover fixed charges by $1.4 million, $34.0 million, $244.5 million, and $31.9 million for the years ended December 30, 2006, December 29, 2007, January 3, 2009, and January 2, 2010 respectively.

12.1